October 13, 2010

VIA EDGAR

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Bill Barrett Corporation, Form 10-K for the Fiscal Year Ended December 31, 2009, Definitive Proxy Statement on Schedule 14A, File No. 1-32367

Dear Mr. Schwall:

Bill Barrett Corporation (the “Company”) received your letter dated September 28, 2010 with comments to the Company’s Form 10-K for the fiscal year ended December 31, 2009 and Definitive Proxy Statement on Schedule 14A, File No. 1-32367. As requested in your letter, this is to inform you of when the Company will provide the requested response. We currently are working with our outside auditors and engineers to prepare the response and anticipate that the response will be provided on or before October 29, 2010. Please feel free to contact me in the meantime at (303) 312-8515 if you have any questions.

Very truly yours,

BILL BARRETT CORPORATION

By:	/s/ Francis B. Barron
Francis B. Barron
Executive Vice President—General Counsel

cc:	Mr. Parker Morrill
Ms. Alexandra M. Ledbetter
Mr. Michael Hutchinson, Deloitte & Touche LLP
Mr. Dan Paul Smith, Netherland Sewell & Associates, Inc.
Mr. Douglas Wright, Faegre & Benson, LLP
Mr. Robert W. Howard
Ms. Lynn Boone Henry
Mr. David R. Macosko
Mr. Randy Stein, Chair, Audit Committee
Mr. Michael Wiley, Chair, Compensation Committee